Exhibit 99.1

ElectraMeccanica Appoints EV Auto Industry Executive David Neace as Director of Sales

Former Tesla Sr. Program Manager to Lead Sales Program for ElectraMeccanica

VANCOUVER, British Columbia, Aug. 20, 2019 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, announced today that David Neace is joining the Company as Director of Sales, to be based at the Company’s flagship sales, service and distribution center in Los Angeles, California. Neace joins Meccanica with over 20 years of expertise in sales management, with his most recent role as Senior Program Manager at Tesla, where he was key in creating both of the electric vehicle maker’s Employee Delivery and Factory Direct programs.

“I am pleased to appoint David Neace to Meccanica at this critical point as we move into mass production of our first vehicle, the SOLO,” said Meccanica CEO, Paul Rivera. “David will be tasked with establishing the corporate dealership network, developing fleet sales, increasing market presence, as well as other strategic initiatives.”

Neace’s most recent experience at Tesla included various senior level positions in both the energy and automotive businesses. Neace’s contributions to the sales process at Tesla played a major role in increasing sales and revenue for the EV automaker and significantly improving the vehicle purchasing experience.

“Joining Meccanica as Director of Sales fills me with the same excitement that I had when I first joined Tesla,” said Neace. “To be an integral part of another EV company’s mission to shift our society away from fossil fuels is awesome and the reason I am here. I am enthusiastic to be able to help bring such a unique electric vehicle to the market.”

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for an incredible driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements
Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released August 20, 2019